Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Below is a list of our major subsidiaries as of March 2, 2023, their jurisdictions of incorporation or formation and the name under which they do business. Each is wholly owned unless otherwise noted.

Subsidiary	Jurisdiction
Rush Street Interactive, LP	Delaware

Rush Street Interactive NJ, LLC	Delaware

Rush Street Interactive PA, LLC	Delaware

Rush Street Interactive NY, LLC	Delaware

Rush Street Interactive Latin America, LLC	Delaware

Rush Street Interactive IL, LLC	Delaware

Rush Street Interactive MI, LLC	Delaware

Rush Street Interactive Canada, ULC	Nova Scotia, Canada

Rush Street Interactive Colombia S.A.S.	Colombia